Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” in the Registration Statement (No. 333-129503) and related Prospectuses of Hawaiian Holdings, Inc. for the registration of 16,974,446 shares of common stock and to the incorporation by reference therein of our reports dated March 17, 2005, with respect to the consolidated financial statements and schedule of Hawaiian Holdings, Inc., Hawaiian Holdings, Inc. management’s assessment of the effectiveness of internal control over financial reporting and the effectiveness of internal control over financial reporting of Hawaiian Holdings, Inc., and the financial statements of Hawaiian Airlines, Inc., included in the Annual Report (Form 10-K) of Hawaiian Holdings, Inc. for the year ended December 31, 2005.

/s/ Ernst & Young LLP

Honolulu, Hawaii
April 20, 2006